JARDINE FLEMING INDIA FUND, INC.
                                51 W. 52nd Street
                              New York, N.Y. 10019

                                                                  August 7, 2001

Dear Shareholder:

      Jardine Fleming India Fund, Inc. (the "Fund") is offering to purchase 650,925 of its issued and outstanding shares of common stock at a price equal to 95% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on the day the offer expires (the "Offer").

      The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Fund nor its Board of Directors makes any recommendation to any shareholder whether to tender any or all shares.

      Please note that the Offer is scheduled to expire at midnight New York Time on September 4, 2001, unless extended by the Fund. Questions regarding the Offer should be directed to Georgeson Shareholder Communications Inc., the Information Agent, by calling (212) 440-9800 (collect) or (888) 420-2046 (toll-free) between the hours of 8:00 a.m. and 8:00 p.m. New York Time, Monday through Friday (except holidays).

                                        Sincerely,


                                        /s/ Julian Reid
                                        Julian Reid
                                        Chairman